Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2004)

MARCH 8, 2005

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX

     The following is an index of the Annual Information Form of Rogers Communications Inc. (“RCI”) referencing the requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis (the “2004 MD&A”) for the fiscal year ended December 31, 2004, RCI’s 2004 Annual Audited Financial Statements and in RCI’s Form 51-102F4 Business Acquisition Report dated December 24, 2004 each of which is filed on SEDAR and incorporated herein by reference as noted below.

	Page reference / incorporated
	by reference from
	Annual Information	2004
	Form	MD&A
Item 1 – Cover Page	1
Item 2 – Index	2
Item 3 – Corporate Structure
3.1 – Name, Address and Incorporation	3
3.2 – Intercorporate Relationships	4
Item 4 – General Development of the Business
4.1 – Three Year History	5-9
4.2 – Significant Acquisitions	9
Item 5 – Narrative Description of the Business
5.1 – General — Business Overview	10-11	p.3(1), p.67-71(2)
– Rogers Cable		p.23-26(3)
– Roger Wireless		p.9-12(4)(5)
– Rogers Media		p.36-37
– Employees		p.18, 32, 41(8)
– Properties, Trademarks, Environmental
and Other Matters	10	p.18-23, 32-36
Item 5.2 – Risk Factors	11	p.42-43, 53-55(7)
Item 6 – Dividends	11	p.3, 51-52(8)
Item 7 – Description of Capital Structure	11
7.1 – General Description of Capital Structure	11
7.2 – Constraints	12
7.3 – Ratings	13
Item 8 – Market for Securities	13-14
8.1 – Trading Price and Volume	13-14
8.2 – Prior Sales	14
Item 9 – Escrowed Securities	14
Item 10 – Directors and Officers	15-19
10.1 – Name, Occupation and Security Holding
10.2 – Cease Trade Orders, Bankruptcies,
Penalties or Sanctions
Item 11 – Promoters	20
Item 12 – Legal Proceedings	20
Item 13 – Interest of Management and Others in
Material Transactions	20
Item 14 – Transfer Agents and Registrars	20
Item 15 – Material Contracts	20-21
Item 16 – Interests of Experts	21
Item 17 – Additional Information	21-22

(1)	Under the heading “Overview – Our Business”.

(2)	Under the heading “Intercompany and Related Party Transactions”.

(3)	Under the headings “Cable Business”, “Cable Products and Services”, “Cable Distribution Network”, “Cable Voice-Over Cable Telephony Initiative”, “Recent Cable Industry Trends”.

(4)	Under the headings “Wireless Business”, “Wireless Products and Services”, “Wireless Distribution Network” , “Wireless Seasonality”, “ Wireless Competition” and “Recent Industry Trends”.

(5)	Under the headings “Media Business”, “Media Seasonality”, “Media Competition”, and “Recent Media Industry Trends”.

(6)	Under the headings “Wireless Employees”, “Cable Employees” and “Media Employees”.

(7)	Under the headings “Corporate Risks and Uncertainties”, “Wireless Risks and Uncertainties”, “Cable Risks and Uncertainties” and “Media Risks and Uncertainties”.

(8)	Under the heading “Dividends and Other Payments on RCI Equity Securities”

ITEM 3 — CORPORATE STRUCTURE

Item 3.1 — Name and Incorporation Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been continued under the Business Corporations Act (British Columbia). The registered office is located at 1075 W Georgia Street, Suite 2100, Vancouver, British Columbia, V6E 3G2 and the head office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

In May 2002, the articles of the Company were amended to provide that each holder of one or more Class A Voting shares shall be entitled as such to twenty-five (25) votes in respect of each Class A Voting share held.

In May 2003, the constating documents of RCI were changed to: (i) alter the Memorandum of the Company by cancelling all authorized but unissued Class A Voting shares of the Company; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of preferred shares of the Company created after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the preferred shares of any such series shall have no right to vote at any such general meeting.

In May 2004, the articles of the Company were amended (i) to provide that each holder of one or more Class A Voting shares shall be entitled as such to fifty (50) votes in respect of each Class A Voting Share held; and (ii) to eliminate all series of Preferred shares except Series XXVII Preferred shares, Series XXX Preferred shares and Series XXXI Preferred shares.

For the purposes of this report, Rogers’ operations have been reported in four segments: “Cable” or “Rogers Cable”, which refers to Rogers’ wholly-owned subsidiary Rogers Cable Inc. and its wholly-owned operating subsidiary; “Wireless” or “Rogers Wireless” which refers to Rogers’ wholly-owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and RWCI’s wholly-owned operating subsidiaries, and “Media” or “Rogers Media”, which refers to Rogers’ wholly-owned subsidiary Rogers Media Inc. and Media’s wholly-owned subsidiaries Rogers Broadcasting Limited (“Broadcasting”), Rogers Publishing Limited (“Publishing”) and “Blue Jays”, which refers to our wholly-owned subsidiary Blue Jays Holdco Inc., which owns the Toronto Blue Jays Baseball Club.

Item 3.2 — Intercorporate Relationships The following summary organization chart illustrates, as of December 31, 2004, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of incorporation of each entity shown. Summary operating data has also been provided at December 31, 2004.

Rogers Communications Inc.
(British Columbia)

100%(1) 100% 100% Rogers Wireless Rogers Cable Inc. Rogers Media Inc. Communications (Ontario) (British Columbia) Inc. (Canada) 100% 100% 100% Rogers Wireless Inc. Rogers Cable Rogers Publishing (Canada) Communications Inc. (Ontario) Limited (Ontario) 100% 100% 100% Rogers Wireless Fido Inc.(2) Rogers Broadcasting Alberta Inc. (Canada) Limited (Canada) (Alberta) 100% 100% Blue Jays Fido Solutions Holdco Inc. (Ontario) Inc.(2) (Canada)

(1)	RCI’s interest in RWCI is held directly through RCI and indirectly through RWCI Acquisition Inc., a corporation incorporated under the laws of British Columbia.

(2)	Effective January 19, 2005, Microcell Telecommunications Inc. (“Microcell”) and Microcell Solutions Inc. changed their name to Fido Inc. and Fido Solutions Inc., respectively.

(3)	Effective January 1, 2005, Blue Jays Holdco Inc. became a subsidiary of Rogers Media Inc..

WIRELESS
•	A leading Canadian wireless communications service provider, with over 5.7 million customers at December 31, 2004, including approximately 5.5 million wireless voice and data subscribers representing approximately 17.3% of the population residing in Wireless’ coverage area and approximately 196,000 one-way messaging subscribers.

•	Operates both a Global System for Mobile Communications/General Packet Radio Services (GSM/GPRS) network and an integrated Time Division Multiple Access (TDMA) and analog network. Wireless’ GSM/GPRS provides coverage to approximately 93% of Canada’s population. Wireless integrated TDMA network provides coverage to approximately 85% of Canada’s population in digital mode, and approximately 93% of the Canadian population in analog mode.

•	On October 13, 2004, the Company indirectly acquired all of AT&T Wireless’ 48,594,172 RWCI Class B Restricted Voting Shares for a cash purchase price of $36.37 per share, totaling $1,767 million.

•	Effective November 9, 2004, the Company acquired Microcell, Canada’s fourth largest

CABLE
•	Rogers Cable is Canada’s largest cable television company, which owns and operates cable systems in Ontario, New Brunswick and Newfoundland serving approximately 2.25 million basic cable subscribers at December 31, 2004.

•	Provides advanced digital cable service serving 675,400 households.

•	Provides internet access service serving approximately 936,600 customers.

•	Owns and operates Canada’s second largest chain of video stores (294 stores).

MEDIA
•	Publishing produces approximately 70 consumer magazines and trade and professional publications and directories.

•	Broadcasting comprises 43 radio stations across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), a regional sports specialty service (Rogers Sportsnet), and Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds a 50% interest in Dome Productions, a mobile production and distribution joint venture. Broadcasting holds minority interests in several specialty television services, including Viewer’s Choice Canada, Outdoor Life Network (OLN), G4TechTV Canada, The Biography Channel Canada and certain other minority interest investments.

•	In addition to more traditional delivery methods, the Media group also delivers content over the Internet for many of the individual Broadcasting and Publishing properties.

•	Broadcasting’s television division acquired the remaining 20% interest in Rogers Sportsnet held by Fox to increase its ownership in Sportsnet to 100%. The Broadcasting television division also reached

WIRELESS
wireless communications provider, for approximately $1,318 million. The acquisition made Wireless the largest wireless carrier in Canada.

•	On December 31, 2004, RCI, directly and indirectly, acquired all of the RWCI Class B Restricted Voting shares held by the public for consideration of 1.75 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public.

•	Wireless’ products and services are marketed through a nationwide distribution network of over 7,000 dealer and retailer locations.

CABLE

MEDIA
an agreement, subject to CRTC approval, to purchase the assets of NOWTV, a Vancouver over-the-air television broadcaster which also owns a licence for a Winnipeg television service, from Trinity Television Inc.

•	In August, 2004, Publishing successfully launched Lou Lou, Canada’s first paid circulation shopping magazine for young women.

•	On November 26, 2004, Media entered into an agreement to purchase the assets related to owning and operating SkyDome, a multi-purpose stadium located in Toronto, Canada. The cash purchase price for the stadium will be approximately $25.0 million, subject to closing adjustments and acquisition-related costs. This transaction closed on January 31, 2005 with the renaming of the stadium as the Rogers Centre.

•	Effective January 1, 2005, ownership and management of Rogers’s sports operations were transferred to Media.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS

Item 4.1 — Three Year History

2005 Year-to-Date Developments

On February 7, 2005, the International Olympic Committee announced that a joint venture of Bell Globemedia and Rogers Media had successfully acquired the exclusive Canadian broadcast rights for the 2010 and 2012 Olympics.

On January 31, 2005, the Company purchased the assets related to owning and operating SkyDome, a multi-purpose stadium located in Toronto, Canada. The cash purchase price was approximately $25.0 million, subject to closing adjustments. The stadium was renamed the Rogers Centre.

2004 Highlights

Rogers Communications Inc.

•	On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which it will be able to offer up to an aggregate of US$750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months;

•	On June 16, 2004, 9,541,985 Class B Non-Voting shares were sold under the shelf prospectus for net cash proceeds of $238.9 million;

•	On October 13, 2004, the Company announced the completion of its purchase of the 48,594,172 RWCI Class B Restricted Voting shares owned by JVII General Partnership (“JVII”), a partnership owned by AT&T Wireless Services, Inc. (“AWE”), for a cash price of $36.37 per share for a total of approximately $1,767 million. As a result of this transaction, the Company’s ownership increased from approximately 55.3% to approximately 89.3% at October 13, 2004. The Company funded the approximate $1,767 million cash purchase price through a $1,750 million secured bridge financing facility available for up to two years with a group of Canadian financial institutions. This facility was permanently repaid on December 31, 2004, in part through proceeds from a $1,400 million loan from RWCI. See “Significant Acquisitions”.

•	On November 11, 2004 we announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 1.75 RCI Class B Non-Voting shares for each Wireless Class B Restricted Voting share held. The acquisition was successfully completed effective December 31, 2004 and Wireless became a wholly-owned subsidiary. We issued a total of 28,072,856 Class B Non-Voting shares as consideration in this transaction. See “Significant Acquisitions”.

•	On December 15, 2004 RCI announced that its Board of Directors unanimously approved an extension of the employment contract of the company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract with Rogers Communications has been extended from December 31, 2006 to June 30, 2008.

Cable

•	In January 2004, Cable announced an agreement with Yahoo! Inc. to provide co-branded Internet services to customers of its Internet services. Cable launched its broadband Rogers Yahoo! Hi-Speed Internet services and completed the transition of its Ontario and New Brunswick Internet customer bases to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	In January 2004, RCI directed Cable to establish, and Cable adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, Cable distributed an aggregate $72.0 million to RCI under this distribution policy in 2004. In addition, in November, 2004, Cable distributed $660 million as a return of capital to RCI.

•	In February 2004, together with RCI, Cable announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas with initial service availability expected no earlier than mid-2005. As originally disclosed in February 2004, Cable anticipates that it will initially invest approximately $200 million in fixed costs to enable the launch of the service, with approximately $106 million of the initial investment made in 2004. Once this initial platform is deployed, additional variable additions to Property, Plant and Equipment (“PP&E”) associated with adding each voice-over telephony service customer, which includes uninterruptible back-up powering at the home, are expected to be in the range of $300 to $340 per subscriber addition.

•	On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•	On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% of Senior (Secured) Second Priority Notes due 2014. Cable used approximately US$243.3 million of the net proceeds to refinance the drawdown under its New Bank Credit Facility, which was used to fund the redemption of February 23, 2004 of $300.0 million 9.65% Senior Secured Debenture due 2014 at a redemption price of 104.825%. Cable used the balance of the net proceeds from this offering to repay other existing indebtedness outstanding under the New Bank Credit Facility and for general corporate purposes.

•	On November 30, 2004, Cable completed a private placement in an aggregate principal amount of $175.0 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280.0 million 6.75% Senior (Secured) Second Priority Notes due 2015. Cable used the proceeds to refinance borrowings under bank facilities.

Wireless

•	Successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On February 20, 2004, Rogers Wireless Inc. (“RWI”) completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

•	On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700.0 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the Wireless bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of property, plant and equipment (“PP&E”) expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

•	On September 20, 2004, Wireless announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to the offer, Wireless obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004 for approximately $1,318 million. The acquisition of Microcell has made Wireless the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. Wireless believes that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies.

•	On October 13, 2004, the Company announced the completion of its purchase of 48,594,172 RWCI Class B Restricted Voting shares owned by JVII. See “Rogers Communications Inc.” and “Significant Acquisitions”.

•	On November 30, 2004, Wireless completed a private placement in the principal amount of $460.0 million 7.625% Senior (Secured) Notes due 2011, US $550.0 million Floating Rate Senior (Secured) Notes due 2010, US $470.0 million 7.25% Senior (Secured) Notes due 2012, US $550.0 million 7.5% Senior (Secured) Notes due 2015, and US $400.0 million 8.0% Senior Subordinated Notes due 2012.

•	On December 31, 2004, RCI, directly and indirectly, acquired all of the RWCI Class B Restricted Voting shares held by the public for consideration of 1.75 RCI Class B Non-Voting Share for each RWCI Restricted Voting share held by the public. See “Rogers Communications Inc.” and “Significant Acquisitions”.

Media

•	On November 1, 2004, Media’s Broadcasting subsidiary reached an agreement to purchase certain assets of NOWTV, a Vancouver over-the-air religious television broadcaster that also owns a licence for a Winnipeg television service, subject to CRTC approval.

•	On July 31, 2004, the Company’s wholly-owned subsidiary, Blue Jays, redeemed and cancelled all of its outstanding Class A Preferred Voting shares that were issued in April 2001 to Rogers Telecommunications Ltd. (“RTL”), a company controlled by RCI’s controlling shareholder. At that time, RTL acquired the voting rights to control the Toronto Blue Jays. As a result of the redemption, voting control of the Blue Jays transferred to RCI and, accordingly, RCI began to consolidate the results of the Toronto Blue Jays effective July 31, 2004.

•	In August, 2004, Media’s Publishing subsidiary successfully launched Lou Lou, Canada’s first paid circulation shopping magazine for young women.

•	On December 23, 2004, Media’s Broadcasting subsidiary acquired the 20% interest in Rogers Sportsnet Inc. held by Fox Sports Net Canada Holdings LLC, for $45 million, increasing its ownership to 100%.

2003 Highlights

Cable

•	Network rebuild project progressed further, increasing to 96% of Rogers Cable’s homes passed being two-way addressable, 99% of subscribers digital capable and more than 92% of the Cable plant capable of transmitting 750 MHz of bandwidth or greater.

•	Continued to expand the availability of video-on-demand (VOD) service, Rogers on Demand, with availability reaching over 1.8 million homes by year end 2003, while continuing to expand the number of VOD content agreements with various production studios to bring the total number of available titles to over 1,000.

•	Increased the throughput of its Hi-Speed Internet service up to 3Mbps, introduced its personal video recorders (PVR), and launched nine new high definition television (HDTV) channels.

•	Issued US$350 million (Cdn. Equivalent $470.4 million) 6.25% Senior (Secured) Second Priority Notes due 2013. Proceeds of this financing were used to repay advances outstanding under Cable’s bank credit facility, intercompany debt owing to RCI and to redeem US$74.8 million aggregate principal amount of Cable’s 10% Senior Secured Second Priority Debentures due 2007 at a redemption price of 105.0% of the aggregate principal amount, and for general corporate purposes.

Wireless

•	Completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across the national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.

•	In 2003, Wireless announced that it would transition the branding to Rogers Wireless from Rogers AT&T Wireless. On March 8, 2004, it began the transition, bringing greater clarity to the Rogers brand in Canada. As a result, a non-cash charge in 2003 of approximately $20.0 million was recorded to reflect the accelerated amortization of the associated brand licence costs, as the decision was made to terminate in 2003.

Media

•	Broadcasting successfully completed the reformatting of several of its radio stations during 2003 which has resulted in significant ratings boosts in several of its key markets.

•	Publishing announced it is preparing to launch Canada’s first paid circulation shopping magazine for young women beginning in the summer of 2004.

•	Media announced an investment by Broadcasting in 50% of CTV’s mobile production and distribution business, Dome Productions. This partnership will accelerate the production and distribution of HDTV content in Canada. The transaction was successfully completed on January 2, 2004.

2002 Highlights

Cable

•	Applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems basic rate regulated;

•	Commercially launched video-on-demand (VOD) service, at the time covering an area of 530,000 homes passed in central Toronto, complete with a library of over 400 titles;

•	Completed a $450 million debt offering in Canada and two U.S. debt offerings totalling US$550 million (approximately Cdn$860 million), as well as the establishment of an amended and restated $1,075 million bank credit facility, providing additional liquidity. Proceeds of these financings, together with $141.4 million proceeds from swap terminations, were used to repurchase US$280.2 million principal amount of U.S. dollar-denominated debt, prepay Cable’s $300 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

Wireless

•	Completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS service at 850 MHz late in 2002;

•	Commenced cross-border GSM roaming into the U.S. with AWE and Cingular Wireless LLC, and into 54 other countries around the world;

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long term debt, resulting in a gain of $31.0 million.

Media

•	Launched second over-the-air multicultural channel, OMNI.2, within 5 months of being awarded the license through leveraging much of the existing infrastructure of CFMT-TV, now rebranded OMNI.1;

•	Integration into Media’s Broadcasting subsidiary of Rogers Sportsnet and of the 13 radio stations acquired from Standard Radio Inc., including the relocation of The FAN590 within Radio’s Toronto Broadcasting operations.

Item 4.2 — Significant Acquisitions

On October 13, 2004, the Company announced the completion of its purchase of the 48,594,172 RWCI Class B Restricted Voting shares of Wireless owned by JVII, for a cash price of $36.37 per share for a total of approximately $1,767 million.

On December 31, 2004, the Company completed the acquisition of all of the publicly held shares of Wireless in exchange for 28,072,856 RCI Class B Non-voting shares.

Effective November 9, 2004, Wireless acquired Microcell for approximately $1,318 million.

Further information regarding these acquisitions is contained in the Business Acquisition Report dated December 24, 2004 which is incorporated herein by reference.

ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company owns the assets essential to its operations. The major fixed assets of the Company are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

Wireless owns a Toronto office complex in which its executive offices are located. Wireless is also leasing a majority of this office space to RCI and other subsidiaries of RCI. In addition, the Company owns service vehicles, data processing facilities and test equipment. Most of the Company’s assets are subject to various security interests in favour of lenders.

RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long-term leases. Rogers Wireless’ wireless network reaches approximately 93% of the Canadian population and is located in all ten provinces. Rogers Cable’s cable network is clustered in three key urban markets in Southern Ontario (Toronto, Ottawa, and the Guelph to London corridor), New Brunswick and Newfoundland.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.

The Company has committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Contractual Obligations” contained on pages 56 and 57 of the 2004 MD&A are incorporated herein by reference.

This section is incorporated by reference to the following sections contained in our Management’s Discussion and Analysis for the year ended December, 31, 2004:

Overview — Our Business	p.3

Operating Unit Review:

Wireless:
Wireless Business	p.9
Wireless Products and Services	p.10
Wireless Distribution Network	p.10
Wireless Networks	p.10
Wireless Seasonality	p.11
Wireless Competition	p.11
Recent Industry Trends	p.12
Wireless Employees	p.18

Cable:
Cable Business	p.23
Cable Products and Services	p.23-24

Cable Distribution Network	p.24
Cable Networks	p.24
Cable Voice-Over Cable Telephony Initiative	p.25
Recent Cable Industry Trends	p.26
Cable Seasonality	p.26
Cable Employees	p.32

Media:
Media Business	p.36
Media Seasonality	p.36
Media Competition	p.37
Recent Media Industry Trends	p.36-37
Media Employees	p.41

Intercompany and Related Party Transactions	p.67-71

Item 5.2 — Risk Factors

This section is incorporated by reference to “Corporate Risks and Uncertainties”, section contained on pages 53 to 56 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

This section is incorporated by reference to “Wireless Risks and Uncertainties”, section contained on pages 18 to 23 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

This section is incorporated by reference to “Cable Risks and Uncertainties”, section contained on pages 32 to 36 of the 2004 Management Discussion and Analysis.

This section is incorporated by reference to “Media Risks and Uncertainties”, section contained on pages 42 to 43 of our Management’s Discussion and Analysis for the year ended December 31, 2004.

ITEM 6 — DIVIDENDS

Item -6.1 — Dividends

This information under the heading “Dividends and Other Payments on RCI Equity Securities” contained on page 51-52 of the 2004 MD&A is incorporated herein by reference.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE

Item -7.1 — General Description of Capital Structure

Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase Class A Voting shares of RCI would not necessarily require that an offer be made to purchase Class B Non-Voting shares of RCI.

The information required under the heading General Description of Capital Structure is contained in the 2004 Annual Audited Financial Statements, Note 13 is incorporated herein by reference.

Item -7.2 — Constraints

Restrictions on the Transfer, Voting and Issue of Shares

     The Company has a direct or indirect ownership interest in a number of distinct Canadian undertakings which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).

     The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. The Company believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.

     In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act with those under the Telecommunications Act and the Radiocommunication Act. The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licensee operating company.

     The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licensee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licensee company, unless the holding company satisfies the ownership requirements which are applicable to the licensee company. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licensee is in fact controlled by non-Canadians.

     The cellular, PCS and paging licenses held by the Company’s indirect subsidiary, RWI, include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the board of directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent holding corporation (such as the Company) can be otherwise controlled by non-Canadians.

     In order to ensure that the Company and any Canadian corporation in which the Company has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that the Corporation and any Canadian corporation in which the Company has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the existing Articles of the Corporation impose certain restrictions on the issue and transfer of the Company’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of the Company.

     If in the opinion of the Board of Directors circumstances arise in the future that may jeopardize the ability of the Company and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the Articles of the Company will be invoked.

     On November 19, 2002, the Minister of Industry announced that the Government of Canada will review the restrictions on foreign ownership applicable to the telecommunications sector. In February 2003, RWI appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. RCCI, another subsidiary of the Company, also made representations in favour of elimination of the foreign ownership restrictions on cable television companies. A similar submission had been made by the Company in February of 2002 to the Standing Committee on Canadian

Heritage urging the removal of restrictions on foreign ownership applicable to cable television companies. On April 28, 2003, the Standing Committee on Industry, Science and Technology released a report to Parliament in which it recommended the removal of all Canadian ownership requirements applicable to telecommunications common carriers, which would include wireless carriers such as RWI and entities such as the Company that have a direct or indirect interest in such carriers. This report also recommended that any changes made to the Canadian ownership requirements for telecommunications common carriers be extended to cable television companies, such as RCCI. However, a second report issued by the Standing Committee on Canadian Heritage in June, 2003, has expressed concerns that changes in ownership restrictions for either telecommunications common carriers or cable television companies could have an adverse impact on the Canadian broadcasting system. Given these conflicting reports, the Government of Canada has indicated that it will try to reconcile the conflicting recommendations prior to taking any legislative action. This reconciliation process is currently underway. It is not yet known whether the Government of Canada will decide to amend the Telecommunications Legislation to relax or eliminate the restrictions on either wireless carriers (such as RWI) or cable television companies (such as RCCI) that distribute broadcasting services and provide internet and other telecommunications services to the public.

Item -7.3 — Ratings

After putting the debt ratings of all Rogers rated debt under review for possible downgrade in September 2004, Moody’s Investors Service lowered the debt ratings of RCI and Cable and confirmed the existing debt ratings for RWI in November 2004 upon the conclusion of their review of the Rogers group which was triggered by RCI’s acquisition of the 34% of Wireless previously owned by AWE and the acquisition of Microcell. The debt ratings on RWI’s senior secured debt and new senior subordinated debt are Ba3 and B2 respectively, with a stable outlook. RCI’s rating for senior unsecured debt was lowered to B3 from B2 and the ratings for Cable’s senior secured debt and senior subordinated debt were lowered to Ba3 and B2 respectively from Ba2 and Ba3 respectively. All of the new ratings have a stable outlook.

In April 2004 Standard & Poor’s Ratings Service placed the debt ratings for all Rogers rated debt on credit watch with negative implications following RCI’s announcement that it had received notice from AWE of its intent to explore the monetization of its 34% stake in Wireless. On November 8, 2004, Standard & Poor’s lowered its credit ratings on all Rogers rated debt. RWI’s senior secured debt was lowered to BB and S&P subsequently assigned a rating of B+ on RWI’s senior subordinated debt. The previous debt ratings for RWI’s senior secured debt and (since redeemed) senior subordinated debt were BB+ and BB- respectively. Credit ratings on Cable’s senior secured debt and senior subordinated debt were lowered to BB+ and B+ respectively from BBB- and BB- respectively. The credit rating on RCI’s senior unsecured debt was lowered to B+ from BB-. All ratings have a stable outlook.

In September 2004, Fitch Ratings placed its BBB- rating for Wireless’ senior secured debt on “rating watch negative” following RCI’s announcement of its agreement to purchase AWE’s 34% stake in Wireless. On November 12, 2004, Fitch downgraded the senior secured debt of RWI to BB+ and assigned a rating of BB- on RWI’s new senior subordinated debt. Both ratings have a stable outlook. The previous debt rating on RWI’s (now redeemed) senior subordinated debt was BB.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch IBCA, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch IBCA, which represent the lowest quality of securities rated.

The credit ratings accorded by the Rating Agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

ITEM 8 — MARKET FOR SECURITIES

RCI Class A Voting shares (RCI.MV.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. RCI Class B Non-Voting shares (in Canada: RCI.NV.B, in United States: RG, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

Item 8.1 — Trading Price and Volume

     The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the Toronto Stock Exchange for RCI Class A Voting shares and RCI Class B Non-Voting shares.

     RCI.MV.A

Date	High	Low	Close	Volume Traded
2004/01	$27.30	$22.66	$27.30	39,490
2004/02	28.27	25.04	25.61	24,440
2004/03	26.05	23.22	25.12	13,903
2004/04	26.30	23.79	23.85	9,673
2004/05	27.00	23.37	26.52	20,878
2004/06	26.56	25.10	25.22	1,539
2004/07	25.46	24.23	24.23	8,156
2004/08	24.55	23.30	23.50	10,562
2004/09	25.98	23.50	25.75	14,288
2004/10	28.50	26.11	28.50	16,906
2004/11	31.00	27.80	29.95	25,370
2004/12	33.25	28.34	33.25	23,824

     RCI.NV.B

Date	High	Low	Close	Volume Traded
2004/01	$25.90	$21.36	$25.51	21,745,853
2004/02	27.60	24.55	25.23	14,027,957
2004/03	25.80	22.75	24.50	11,029,891
2004/04	26.00	22.50	23.66	12,137,909
2004/05	26.51	22.90	26.05	11,755,466
2004/06	26.50	23.64	24.15	12,139,424
2004/07	25.25	23.43	23.79	8,191,689
2004/08	24.52	22.30	23.42	6,020,330
2004/09	25.87	22.82	25.59	17,818,495
2004/10	28.20	25.50	28.15	16,179,535
2004/11	30.37	27.01	28.62	24,550,385
2004/12	31.81	27.85	31.44	11,220,487

Item 8.2 — Prior Sales

N/A

ITEM 9 — ESCROWED SECURITIES

N/A

ITEM 10 — DIRECTORS AND OFFICERS

     Following is a list of directors and executive officers of the Company prepared as of December 31, 2004, indicating their municipality, province or state and country of residence and their principal occupation within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board of Directors.

Name	Position
H. Garfield Emerson, Q.C. (1)(2)(3)(4)(6)(9)	Director and Chairman
Philip B. Lind	Director and Vice Chairman
Edward S. Rogers, O.C. (2)(3)(6)(7)(11)	Director and President and Chief Executive Officer
Alan D. Horn	Vice President, Finance and Chief Financial Officer
Ronan D. McGrath	President, Rogers Shared Services and Chief Information Officer
Nadir H. Mohamed	Senior Vice President, Wireless Telecommunications
Edward Rogers (2)(6)(7)	Director and Senior Vice President, Cable Communications
Anthony P. Viner	Senior Vice President, Media
Alexander R. Brock	Vice President, Business Development
Sarah Burcher	Vice President, Controller
Michele M. Cotton	Vice President, Internal Controls Initiative
M. Lorraine Daly	Vice President, Treasurer
Bruce D. Day	Vice President, Corporate Development
Kenneth G. Engelhart	Vice President, Regulatory
Jan L. Innes	Vice President, Communications
Bruce M. Mann	Vice President, Investor Relations
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Melinda M. Rogers (5)(7)	Director and Vice President, Strategic Planning and Venture Investments
Thomas A. Turner	Vice President, Convergence
E. Jennifer Warren	Vice President, Assistant General Counsel
David J. Watt	Vice President, Business Economics
Ronald D. Besse (1)(4)(5)	Director
Thomas I. Hull (2)(3)(4)(6)	Director
Robert W. Korthals (4)(5)(10)	Director
Alexander Mikalachki (1)	Director
The Hon. David R. Peterson, P.C., Q.C. (1)(8)	Director
Loretta A. Rogers (7)	Director
William T. Schleyer (4)	Director
Peter C. Godsoe, O.C. (2)(4)(6)	Director
John A. Tory, Q.C. (2)(3)(4)(6)	Director
J. Christopher C. Wansbrough (1)(2)(5)(6)	Director
Colin D. Watson (1)	Director
W. David Wilson (1)	Director

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating and Corporate Governance Committee.

(4)	Denotes member of the Management Compensation Committee.

(5)	Denotes member of the Pension Committee.

(6)	Denotes member of the Finance Committee.

(7)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(8)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(9)	Mr. Emerson was a director of Livent Inc. when the Ontario Securities Commission issued a cease trade order at the request of Livent Inc. in August 1998. Livent Inc. was delisted from the Toronto Stock Exchange on November 19, 1999. Mr. Emerson resigned as director of Livent Inc. in November 1998.

(10)	Mr. Korthals was a director of Anvil Range Mining Corporation when it sought protection under the Companies’ Creditors Arrangement Act on January 16, 1998 and when a cease trade order was issued on May 25, 1998. Anvil Range Mining Corporation was delisted from the Toronto Stock Exchange on January 29, 1999.

(11)	Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

H. Garfield Emerson, Q.C., ICD.D, 64, resides in Toronto, Ontario, Canada and has been a director of RCI since November 1989 and Chairman of the Board since March 1993. Mr. Emerson is also a director of the CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established N M Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank, and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Philip B. Lind, C.M., 61, resides in Toronto, Ontario, Canada and has been a director of RCI since February, 1979. Mr. Lind is Vice-Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts, Rogers Media Inc., Rogers Cable Inc., Rogers Wireless Inc., The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S.; and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Edward “Ted” S. Rogers, O.C., 71, resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers is also a director and Chairman of Rogers Wireless Inc., director and Chairman of Rogers Cable Inc., director and Vice-Chairman of Rogers Media Inc., and director and President and Chief Executive Officer of Rogers Telecommunications Limited. Mr. Rogers also serves as a director of the Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Alan D. Horn resides in Toronto, Ontario, Canada and has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

Ronan D. McGrath resides in Toronto, Ontario, Canada and has been President, Rogers Shared Operations and Chief Information Officer of RCI since 1996. Prior to that he was Chief Information Officer for Canadian National Railways since 1991. He had previously been Chief Accounting Officer and Controller of CN since 1988, which he joined in 1979.

Nadir H. Mohamed resides in Toronto, Ontario, Canada, has been President and Chief Executive Officer of RWI since June 2001. From August 2000 to June 2001, Mr. Mohamed served as RWI’s President and Chief Operating Officer. From 1999 to 2000, he served as Senior Vice President, Marketing and Sales of Telus Communications Inc. From 1981 to 1999, Mr. Mohamed held several senior management positions at BC Tel (predecessor to Telus Communications Inc.) and BC Tel Mobility, most recently serving as President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc.

Edward Rogers, 35, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President and Chief Executive Officer, Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc. and Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy, RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

Anthony P. Viner resides in Toronto, Ontario, Canada and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as President and Chief Executive Officer of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989, was appointed President of Rogers Broadcasting Limited. Since February 2002, Mr. Viner has been Chief Executive Officer of Rogers Broadcasting Limited.

Alexander R. Brock resides in Toronto, Ontario, Canada and was appointed as Vice President, Business Development of RCI in 2002. Mr. Brock has been associated with the Rogers group of companies in various executive capacities since 1994.

Sarah Burcher resides in Mississauga, Ontario, Canada and was appointed as Vice President, Controller of RCI in January 2005. From 2003 to 2004, Ms. Burcher served as Vice President, Complex Bids of BCE Emergis, prior to which she served as Vice President, Finance and CFO of Bell Nexxia from 2002 to 2003. From 1996 to 2002, Ms. Burcher held various executive level finance and accounting positions at Bell Canada. Ms. Burcher holds a B. Comm., Queens University and is a Chartered Accountant.

Michele M. Cotton resides in Toronto, Ontario, Canada and has been Vice-President, Internal Controls Initiative of RCI since 2004, prior to which she served as Vice President, Capital Reporting of RCI in 2003. Ms. Cotton served as Vice President, Finance Rogers Wireless from 2001 to 2003 and as Director, Special Projects Rogers Wireless from 1997 to 2000. Ms. Cotton has been associated with the Rogers group of companies since 1991.

M. Lorraine Daly resides in Mississauga, Ontario, Canada and has been Vice-President, Treasurer of RCI since 1989. Ms. Daly has served as Vice President, Treasurer of Rogers Wireless since 1991 and has also served as Vice-President, Treasurer of Cable since 1989. Ms Daly has been associated with RCI since 1987.

Bruce D. Day resides in Toronto, Ontario, Canada and has served as Vice President, Corporate Development of RCI since 1991. Mr. Day has been associated with Rogers since 1983. Mr. Day is a director of JDS Uniphase Corporation.

Kenneth G. Engelhart resides in Toronto, Ontario, Canada and has served as Vice President, Regulatory of RCI since 1998. He previously served as Vice President, Regulatory Law since 1992 and has been associated with RCI since 1990.

Jan L. Innes resides in Toronto, Ontario, Canada and has served as Vice President, Communications of RCI since 1995. Prior to joining Rogers, Ms. Innes was the Vice President, Public Affairs at Unitel Communications.

Bruce M. Mann resides in Toronto, Ontario, Canada and has served as Vice President, Investor Relations of RCI since 2001. From 1998 to 2001, Mr. Mann served as Vice President, Investor Relations of Metronet Communications Inc. and, from 1986 to 1998, he was associated with US WEST, Inc. in a variety of senior financial roles, most recently as Investor Relations Director. Mr. Mann is a CPA and CMA and holds an MBA from the University of Denver where he also taught as an adjunct Professor of Accounting.

Graeme H. McPhail resides in Toronto, Ontario, Canada and has served as Vice President, Associate General Counsel of RCI since 1997, prior to which Mr. McPhail served as Associate General Counsel. Mr. McPhail has been associated with RCI since 1991. Mr. McPhail has also served as Vice President, Associate General Counsel of Wireless since 1996.

David P. Miller resides in Toronto, Ontario, Canada and has served as Vice President, General Counsel of RCI since 1987 and as Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Wireless since 1991.

Melinda M. Rogers, 34, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers also serves as a director of Rogers Cable Inc., Rogers Media Inc., Rogers Wireless Inc., The Ontario Media Development Corporation, STSN Inc. and the Jays Care Foundation. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000 and Vice President, Strategic Planning and Venture Investments in May 2004. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

Thomas A. Turner resides in Toronto, Ontario, Canada and has served as Vice President, Convergence of RCI since 2001. Mr. Turner has been associated with Rogers since 1992.

E. Jennifer Warren resides in Toronto, Ontario, Canada and has served as Vice President, Assistant General Counsel of RCI since 2000. Ms. Warren served as Legal Counsel of RCI from 1996 to 2000.

David J. Watt resides in Toronto, Ontario, Canada and has served as Vice President, Business Economics of RCI since 1999. From 1995 to 1999, Mr. Watt served as Vice President, Telecom Affairs of RCI, during which time Mr. Watt was seconded to the Canadian Cable Television Association as Senior Vice President, Economics and Telecommunications.

Ronald D. Besse, 66, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of CML Healthcare Inc., C.I. Fund Management Inc., Luxembourg Cambridge Holding Group, Rogers Cable Inc., Rogers Media Inc., and Rogers Wireless Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Thomas I. Hull, 72, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Robert W. Korthals, 71, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1995. Mr. Korthals is currently Chairman of the Ontario Teachers Pension Plan Board and a director of Cognos Inc., Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Suncor Energy Inc., Mulvihull Exchange Traded Closed-End Funds, Easyhome Ltd., and Jannock Properties Ltd. From 1967 to 1995, Mr. Korthals served as an officer of a Canadian chartered bank most recently as President from 1981 until his retirement in 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

Alexander Mikalachki, 71, resides in London, Ontario, Canada and has been a director of RCI since June 1999. Mr. Mikalachki is also a director of Rogers Cable Inc., Rogers Media Inc., Rogers Wireless Inc. and The Independent Order of Foresters. Mr. Mikalachki served as Acting Dean, 1989-90, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Ivey Business School, University of Western Ontario.

The Hon. David R. Peterson, P.C., Q.C., 61, resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Shopping Centres Limited, Industrielle Alliance Assurance Company and National Life Assurance Company, Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, 65, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers also serves as a director of Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

William T. Schleyer, 53, an American citizen who resides in Rye Beach, New Hampshire and has been a director of RCI since August 1998. Mr. Schleyer is also a director of Rogers Cable Inc., Rogers Wireless Inc. and Rogers Media Inc. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard.

Peter C. Godsoe, O.C, 66, resides in Toronto, Ontario, Canada and has been a director of RCI since October, 2003. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

John A. Tory, Q.C., 75, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, 72, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of Omers Realty Corporation from 1989 to 1997. Mr. Wansbrough serves as a director of Rogers Wireless Inc., Rogers Cable Inc. and Rogers Media Inc. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and The Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson, 63, resides in Toronto, Ontario, Canada, Mr. Watson was elected a director of RCI in May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of a number of other companies, including Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar, Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation and Arpeggio Acquisition Corp. Mr. Watson holds a BASc (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

W. David Wilson, 60, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. He is also a director of Rogers Cable Inc., Rogers Wireless Inc. and Rogers Media Inc. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993 and Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson is a trustee of the Art Gallery of Ontario, a member of the Governing Council for the University of Toronto, and a member of the board of the University of Toronto Asset Management Corporation. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

As at December 31, 2004, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 51,754,959 Class A Voting shares of RCI, representing approximately 92.0% of the issued and outstanding Class A Voting shares of RCI.

ITEM 11 — PROMOTERS

N/A

ITEM 12 — LEGAL PROCEEDINGS

Cable requires access to support structures and municipal rights of way in order to deploy its cable television facilities. In a 2003 decision, the Supreme Court of Canada determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the costs of obtaining access to the poles of hydroelectric companies could be substantially increased on a prospective basis and, for certain arrangements, on a retroactive basis. Cable, together with other Ontario cable companies, has applied to the Ontario Energy Board (“OEB”) to request that it assert jurisdiction over the fees paid by such companies to hydroelectric distributors. The OEB accepted jurisdiction over this matter in November 2004. The amount of this contingency is presently not determinable, however, management has recorded its best estimate of this liability at December 31, 2004.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Microcell. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising arising out of the charging of system access fees. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The proceeding has not been certified as a class action and it is too early to determine whether the proceeding will qualify for certification as a class action. Similar proceedings have also been brought against us and other providers of wireless communications in Canada in Alberta, British Columbia, Manitoba, Ontario and Québec. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Microcell and others alleging breach of contract, breach of confidence, misuse of confidential information, breach of a duty of loyalty, good faith and to avoid a conflict of duty and self interest, and conspiracy. The proceeding involves Microcell’s Inukshuk fixed wireless venture. The plaintiff is seeking damages in the amount of $160 million. The proceeding is at an early stage.

We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.

ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

N/A

ITEM 14 — TRANSFER AGENTS AND REGISTARS

The Canadian Transfer Agent and Registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, 80401 The registers are located at New York and Denver.

ITEM 15 — MATERIAL CONTRACTS

On September 13, 2004 the Company entered into an agreement with JVII General Partnership, a partnership owned by AT&T Wireless Services, Inc., pursuant to which RCI agreed to purchase from JVII all of the Class A shares and Class B shares of Rogers Wireless held by JVII for an aggregate cash purchase price of $1,767,370,035. This transaction closed on October 13, 2004, as described above under the heading “Significant Acquisitions”.

On September 19, 2004, Rogers Wireless entered into a support agreement with Microcell Telecommunications Inc. (now Fido Inc.), pursuant to which Wireless agreed to make an offer to acquire all the issued and outstanding shares of Microcell for consideration of $35.00  per share. The Microcell board of directors agreed to support this transaction. RWI acquired control of Microcell effective November 9, 2004.

On October 13, the Company and certain lenders entered into a bridge credit agreement, extending credit in the amount of $1,750,000,000 million to assist RCI and its affiliates in the completion of the transactions described above under the heading “Significant Acquisitions”. All amounts borrowed by the Company pursuant to this bridge credit agreement were repaid on December 31, 2004.

ITEM 16 — INTEREST OF EXPERTS

Item 16.1 — Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 — Interest of Experts

As at March 8, 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

ITEM 17 — ADDITIONAL INFORMATION

Item 17.1 — Additional Information

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders and material transactions is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s management information circular and its comparative financial statements for its most recently completed financial year, including the Notes thereto. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 22, respectively.

General

The Company shall provide to any company or person, upon request to the Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the information circular to the Company in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above;

or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 9th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416-935-7777). Additional information relating to RCI is also available on SEDAR at www.sedar.com.